Exhibit 99.33

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2019 AND 2018

(Unaudited, expressed in US Dollars)

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at June 30, 2019 and December 31, 2018

(Unaudited, Expressed in US dollars)

	Notes	June 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$32,828,086	$29,886,558
Receivables		60,581	264,047
Prepaid expenses		558,492	270,161
		$33,447,159	$30,420,766
NON-CURRENT ASSETS
Buildings and equipment		$315,781	$396,881
Right-of-use assets	3	284,508	-
Exploration and evaluation assets		71,132,883	71,132,883
		$71,733,172	$71,529,764
TOTAL ASSETS		$105,180,331	$101,950,530

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$3,168,581	$2,921,175
Warrant derivative (i)	4	130,592	454,819
Lease liabilities	3	85,028	-
		$3,384,201	$3,375,994
NON-CURRENT LIABILITIES
Convertible notes	5	$25,733,452	$23,433,664
Convertible note derivative (ii)	6	27,454,720	48,479,797
Non-current lease liabilities	3	211,448	-
		$53,399,620	$71,913,461
TOTAL LIABILITIES		$56,783,821	$75,289,455

EQUITY
Share capital	7	$283,156,808	$267,595,776
Equity reserve	7	25,240,699	24,394,532
Deficit		(260,000,997)	(265,329,233)
TOTAL EQUITY		$48,396,510	$26,661,075
TOTAL LIABILITIES AND EQUITY		$105,180,331	$101,950,530

Commitments – Notes 3 and 12

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants. See Note 4.
(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 6.

See accompanying notes to condensed consolidated financial statements

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET (INCOME)/LOSS AND COMPREHENSIVE (INCOME)/LOSS

For the three and six months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
EXPENSES
Consulting		$38,643	$3,217	$38,643	$39,643
Corporate salaries and benefits		245,483	147,955	448,280	234,252
Depreciation		58,698	79,445	125,203	157,520
Directors’ fees		33,465	32,234	62,414	64,799
Exploration and evaluation	8	6,150,128	6,479,128	11,740,783	12,282,427
Office and administrative		(6,059)	7,727	55,462	80,905
Professional fees		83,957	48,254	146,883	66,860
Share based compensation	7	372,595	297,701	1,141,473	805,167
Shareholder and regulatory		123,617	98,371	233,789	204,642
Travel and related costs		80,294	106,164	114,436	130,816
OPERATING LOSS		$7,180,821	$7,300,196	$14,107,366	$14,067,031

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative (i)	4	$(155,231)	$(26,152)	$(324,227)	$285,230
Change in fair value of convertible note derivative (ii)	6	(14,228,614)	1,701,676	(22,637,383)	26,270,610
Finance costs	9	659,032	613,090	1,308,360	1,222,876
Foreign exchange loss/(gain)		1,320,033	(1,571,741)	2,501,729	(3,452,161)
Interest income		(127,631)	(145,585)	(284,081)	(193,786)
Total other (income)/expenses		$(12,532,411)	$571,288	$(19,435,602)	$24,132,769

NET (INCOME)/LOSS AND COMPREHENSIVE (INCOME)/LOSS		$(5,351,590)	$7,871,484	$(5,328,236)	$38,199,800

NET (INCOME)/LOSS PER SHARE, BASIC AND DILUTED		$(0.02)	$0.04	$(0.02)	$0.19

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		241,031,224	210,551,761	238,372,615	198,421,249

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants. See Note 4.
(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 6.

See accompanying notes to condensed consolidated financial statements

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars except for number of shares)

		Share Capital		Equity
	Note	Shares	Amount	Reserve	Deficit	Total
BALANCE, January 1, 2018		186,356,265	$228,787,138	$23,635,064	$(218,041,248)	$34,380,953
Share based compensation	7	-	-	772,943	-	772,943
Private placement	7	46,551,731	38,065,907	-	-	38,065,907
Share issue cost	7	-	(542,635)	-	-	(542,635)
Exercise of options	7	1,702,743	1,183,200	(451,634)	-	731,566
Net loss and comprehensive loss for the period		-	-	-	(38,199,800)	(38,199,800)
BALANCE, June 30, 2018		234,610,739	$267,493,610	$23,956,373	$(256,241,048)	$35,208,934

BALANCE, January 1, 2019		234,812,690	$267,595,776	$24,394,532	$(265,329,233)	$26,661,075
Share based compensation	7	-	-	1,166,237	-	1,166,237
Public offering	7	33,200,000	14,929,176	-	-	14,929,176
Share issue cost	7	-	(844,832)	-	-	(844,832)
Share based payments	7	1,500,000	877,500	-	-	877,500
Share issued through Stock Appreciation Rights		137,383	-	(122,188)	-	(122,188)
Exercise of options		831,700	599,188	(197,882)	-	401,306
Net profit and comprehensive profit for the period		-	-	-	5,328,236	5,328,236
BALANCE, June 30, 2019		270,481,773	$283,156,808	$25,240,699	$(260,000,997)	$48,396,510

See accompanying notes to condensed consolidated financial statements

Midas Gold Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

		Three Months Ended		Six Months Ended
	Notes	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
OPERATING ACTIVITIES:
Net profit/(loss)		$5,351,590	$(7,871,484)	$5,328,236	$(38,199,800)
Adjustments for:
Share based compensation	7	372,595	297,701	1,166,237	805,167
Share based payments	7	877,500	-	877,500	-
Depreciation		58,698	79,445	125,203	157,520
Accretion and interest expense	3,5,9	659,032	613,090	1,308,360	1,222,876
Change in fair value of warrant derivative	4	(155,231)	(26,152)	(324,227)	285,230
Change in fair value of convertible note derivative	6	(14,228,614)	1,701,676	(22,637,383)	26,270,610
Unrealized foreign exchange gain/(loss)		1,370,225	(1,600,465)	2,570,555	(3,443,262)
Interest income		(127,631)	(145,585)	(284,081)	(193,786)
Changes in:
Trade and other receivables		(36,145)	(13,331)	(37,836)	(9,217)
Prepaid expenses		(278,141)	(128,006)	(288,330)	(178,996)
Trade and other payables		(88,041)	801,802	247,407	(252,250)
Net cash used in operating activities		$(6,224,163)	$(6,291,309)	$(11,948,359)	$(13,535,908)
INVESTING ACTIVITIES:
Purchase of buildings and equipment		$(20,456)	$(38,704)	$(20,456)	$(85,813)
Interest received		386,852	84,490	525,381	147,525
Net cash provided by investing activities		$366,396	$45,786	$504,925	$61,712
FINANCING ACTIVITIES:
Proceeds from issuance of common shares through financing		$14,929,176	$38,065,907	$14,929,176	$38,065,907
Payment of transaction costs on issuance of common shares through financing		(844,832)	(542,635)	(844,832)	(542,635)
Proceeds from issuance of common shares through exercise of options		-	320,148	279,117	699,341
Interest paid on Convertible Notes	5	-	-	(18,727)	(19,276)
Payment of lease liabilities	3	(2,538)	-	(19,793)	-
Net cash provided by financing activities		$14,081,806	$37,843,420	$14,324,941	$38,203,337
Effect of foreign exchange on cash and cash equivalents		40,136	(26,523)	60,021	(98,468)
Net increase in cash and cash equivalents		8,264,175	31,571,374	2,941,528	24,630,673
Cash and cash equivalents, beginning of period		24,563,911	11,974,722	29,886,558	18,915,423
Cash and cash equivalents, end of period		$32,828,086	$43,546,096	$32,828,086	$43,546,096

Cash		$8,796,611	$2,575,287	$8,796,611	$2,575,287
Investment savings		16,417,733	27,424,000	16,417,733	27,424,000
GIC and term deposits		7,613,742	13,546,809	7,613,742	13,546,809
Total cash and cash equivalents		$32,828,086	$43,546,096	$32,828,086	$43,546,096

See accompanying notes to condensed consolidated financial statements

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

1.            Nature of Operations

Midas Gold Corp. (“the Corporation” or “Midas Gold”) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho. The Corporation’s principal asset is the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The corporate office of Midas Gold is located at 890-999 West Hastings Street, Vancouver, BC, V6C 2W2, Canada.

2.            Basis of Preparation

a.	Statement of Compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies that are consistent with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of Presentation

The preparation of these condensed consolidated interim financial statements is based on the accounting policies consistent with those applied to the consolidated financial statements of Midas Gold for the year ended December 31, 2018, except for those discussed herein and further detailed in Note 3 related to the implementation of IFRS 16.

These condensed consolidated interim financial statements do not include all information required for full financial statements and should be read in conjunction with the consolidated financial statements of Midas Gold for the year ended December 31, 2018. There have been no changes in judgments or estimates since December 31, 2018.

These condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2019 and 2018 were approved and authorized for issue by the board of directors on August 9, 2019. All “$” dollars included herein are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

c.	Adoption of New Accounting Standards

The Corporation applied IFRS 16 with a date of initial application of January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application, if any, is recognized in retained earnings at January 1, 2019. The details of the changes in accounting policies are disclosed below.

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset (a right-to-use, or “ROU” asset) for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

-	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.
-	The Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

2.            Basis of Preparation (continued)

-	The Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Corporation has the right to direct the use of the asset if either:
o	The Corporation has the right to operate the asset; or
o	The Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

If a contract is deemed to be, or contains, a lease, the Corporation recognizes an ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Corporation has elected not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement, as a practical expedient permissible under IFRS 16.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The estimated useful lives of ROU assets are determined on the same basis as those of property and equipment. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The ROU asset is presented as a separate line in the consolidated statement of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Both the current and non-current lease liability are presented as separate lines in the consolidated statement of financial position.

Lease payments to be included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments;
-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	Amounts expected to be payable under a residual value guarantee; and
-	The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option.

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

2.            Basis of Preparation (continued)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Corporation has elected not to recognize ROU assets and lease liabilities for leases of low-value assets and short-term leases that have a lease term of less than 12 months and where extension clauses within the original contract have been fully utilized. The Corporation recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

In the comparative period, assets held under leases were all classified as operating leases under IAS 17 and were not recognized in the Corporation’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. There were no leases in place at the prior year end that would not qualify for the exemptions permissible for short-term leases and leases of low-value assets under IFRS 16.

3.            Leases

The Corporation leases building space for the Corporate office in Vancouver, BC, and for the U.S. subsidiaries in Donnelly, ID and has identified these leases to have ROU assets. As at June 30, 2019, these are the only leases identified to have ROU assets. The Corporation is utilizing an incremental borrowing rate of 10% for calculating lease liabilities and ROU assets.

ROU Assets

Property
Balance, January 1, 2019	$-
Additions	308,510
Depreciation charge for the period	(24,002)
Balance, June 30, 2019	$284,508

Lease Liabilities

June 30, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$109,960
One to five years	233,278
Total undiscounted lease liabilities at June 30, 2019	$343,238
Lease liabilities included in the statement of financial position at June 30, 2019	$296,476
Current	85,028
Non-Current	211,448

Amounts recognized in profit and loss

June 30, 2019
Depreciation expense of ROU assets	$(24,002)
Expenses relating to short-term leases	(90,702)
Expenses relating to leases of low-value assets	(7,261)
Interest on lease liabilities	(7,759)

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

3.            Leases (continued)

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss are presented in the table above.

Amounts recognized in the statement of cash flows

June 30, 2019
Total payments on lease liability	$(19,793)
Principal on leases	(12,034)
Interest expense	(7,759)

4.            Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 2,000,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 2,000,000 common shares of the Corporation at C$1.23 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Midas Gold’s common shares is equal to or greater than C$3.23 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

The exercise price of the Franco warrants is denominated in Canadian dollars; however, the functional currency of the Corporation is the US Dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants are a derivative and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Midas Gold and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital.  The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

A reconciliation of the change in fair values of the derivative is below:

Fair Value of Warrant Derivative
Balance, December 31, 2018	$454,819
Change in fair value of warrant derivative	(324,227)
Balance, June 30, 2019	$130,592

The fair value of the warrants was calculated using the Black-Scholes valuation model. The weighted average inputs used in the Black-Scholes valuation model are:

	June 30, 2019	December 31, 2018
Fair value of related warrants outstanding	$0.07	$0.23
Risk-free interest rate	1.5%	1.9%
Expected term (in years)	1.9	2.4
Expected share price volatility	60%	65%

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

5.           Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “Convertible Notes”) for gross proceeds of $38.5 million (C$50.0 million). The Convertible Notes bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity, and have a maturity date of March 17, 2023. On the maturity date, the outstanding principal amount of the Convertible Notes is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation at a price of C$0.3541 per share. If there is an equity financing completed at 95% of C$0.3541, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a price of C$0.7082 or higher. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

During March of 2019, the third annual interest payment was made to noteholders in cash, in the amount of $18,727.

The Convertible Notes are deemed to contain an embedded derivative (“Convertible Note Derivative”) relating to the conversion option. The Convertible Note Derivative was valued upon initial recognition at fair value using partial differential equation methods at $19.8 million (Note 6). At inception, the gross proceeds of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivative ($19.8 million) and the transaction costs related to the Convertible Notes ($0.4 million) resulting in a balance of $18.3 million. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method. The expected value of the Convertible Notes at maturity is $38.1 million (C$49.9 million) based on the exchange rate at June 30, 2019 (2018 - $36.6 million (C$49.9 million)).

The components of the Convertible Notes are summarized as follows:

Convertible Notes
Balance, December 31, 2018	$23,433,664
Accretion and Interest Expense	1,300,601
Interest Payments	(18,727)
Foreign exchange adjustments	1,017,914
Balance, June 30, 2019	$25,733,452

6.           Convertible Note Derivative

The Convertible Note Derivative related to the Convertible Notes (Note 5) was valued upon initial recognition at fair value of $19.8 million using partial differential equation methods and is subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The components of the Convertible Note Derivative are summarized as follows:

Convertible Note Derivative
Balance, December 31, 2018	$48,479,797
Fair value adjustment	(22,637,383)
Foreign exchange adjustments	1,612,306
Balance, June 30, 2019	$27,454,720

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

6.           Convertible Note Derivative (continued)

Upon conversion of the Convertible Notes, the fair value of the Convertible Note Derivative and the carrying value of the Convertible Notes will be reclassified to share capital.  There are no circumstances in which the Corporation would be required to pay any cash upon conversion of the Convertible Notes.

The fair value of the Convertible Note Derivative was calculated using partial differential equation methods. The inputs used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

	June 30, 2019	December 31, 2018
Risk-free interest rate	1.4%	1.9%
Expected term (in years)	3.7	4.2
Share Price	C$0.63	C$0.96
Credit Spread	10%	10%
Implied discount on share price	37% - 26%	37% - 26%
Expected share price volatility	61%	56%

7.            Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

b.	Common Shares

On June 19, 2019, the Corporation issued 33,200,000 shares at a price of C$0.60 per common share, for gross proceeds of $14.9 million (C$19.9 million) with transaction costs of $0.8 million (C$1.1 million). The net proceeds of the issuance were $14.1 million (C$18.8 million).

On April 16, 2019, the Corporation issued 1,500,000 common shares in the capital of the Company, valued at $877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation were made in accordance with the Company’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement.

c.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant.

A summary of share purchase option activity within the Corporation’s share-based compensation plan for the year ended December 31, 2018 and six months ended June 30, 2019 is as follows:

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

7.           Share Capital (continued)

	Number of Options	Weighted Average Exercise Price (C$)
Balance, December 31, 2017	13,930,750	$0.68
Options granted	5,220,000	0.72
Options expired/terminated	(655,000)	0.82
Options exercised	(1,811,675)	0.56
Balance December 31, 2018	16,684,075	$0.70
Options granted	4,365,000	0.96
Options expired/terminated	(945,875)	0.67
Options exercised	(831,700)	0.52
Balance, June 30, 2019	19,271,500	$0.77

The Corporation’s Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. During the three and six months ended June 30, 2019, nil and 402,500 (2018 – nil and 65,000) options, respectively, were terminated under the SAR clause and nil and 137,383 (2018 – nil and 37,818) shares, respectively, were issued in lieu of a cash benefit. The total number of shares issued during the three and six months ended June 30, 2019, through the exercise of options and under the SAR clause was nil and 969,083 (2018 – 763,243 and 1,702,743), respectively. During the three and six months ended June 30, 2019, nil and 489,750 options expired (2018 – nil and 10,000), respectively.

The number of outstanding options represents 7.1% of the issued and outstanding shares at June 30, 2019. During the three and six months ended June 30, 2019, the Corporation’s total share-based compensation was $372,595 and $1,141,473, respectively (2018 - $297,701 and $805,167). This is comprised of $372,595 and $1,166,237, respectively, in periodic stock based compensation related to options granted (2018 - $277,704 and $785,169, respectively) and nil and $(24,764), respectively, related to SAR activity (2018 – nil and $19,998).

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model. The weighted average inputs used in the Black-Scholes option pricing model are:

	Six Months Ended
	June 30, 2019	June 30, 2018
Fair value options granted	C$0.61	C$0.36
Risk-free interest rate	1.8%	2.0%
Expected term (in years)	5.0	5.0
Expected share price volatility	64%	65%
Expected dividend yield	-	-
Expected forfeiture	5%	5%

 An analysis of outstanding share purchase options as at June 30, 2019 is as follows:

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

7.           Share Capital (continued)

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$0.31 - $0.46	2,897,625	$0.40	1.0	2,897,625	$0.40	1.0
$0.59 - $0.72	4,960,125	$0.62	3.1	3,083,250	$0.63	2.7
$0.82 - $0.89	5,268,750	$0.88	2.7	3,691,563	$0.88	2.5
$0.91 - $0.98	6,145,000	$0.96	4.3	1,347,500	$0.97	4.3
$0.31 - $0.98	19,271,500	$0.77	3.0	11,019,938	$0.69	2.4

d.	Warrants

There was a total of 2,000,000 Franco Nevada warrants outstanding as of both December 31, 2018 and June 30, 2019.

8.            Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Exploration and Evaluation Expenditures
Consulting and labor cost	1,379,945	1,462,437	2,515,617	2,621,602
Drilling	-	270,868	-	458,360
Field office and drilling support	470,650	707,809	860,971	1,132,670
Engineering	350,069	1,191,190	1,239,901	2,540,030
Permitting	2,813,632	2,153,219	5,512,557	4,205,945
Environmental and reclamation	-	546,501	-	1,063,944
Legal and sustainability	1,135,832	147,104	1,611,737	259,876
Exploration and Evaluation Expense	$6,150,128	$6,479,128	$11,740,783	$12,282,427

9.            Finance Costs

The Corporation’s finance costs for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Finance costs
Accretion	652,106	608,255	1,291,285	1,213,160
Interest expense on Convertible Notes	4,669	4,835	9,316	9,716
Interest expense on leases	2,257	-	7,759	-
	$659,032	$613,090	$1,308,360	$1,222,876

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

10.         Financial Instruments

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

At June 30, 2019 and December 31, 2018, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

			June 30, 2019
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$27,454,720
Warrant Derivative (Note 4)	-	-	130,592
	$-	$-	$27,585,312

			December 31, 2018
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$48,479,797
Warrant Derivative (Note 4)	-	-	454,819
	$-	$-	$48,934,616

11.         Segmented Information

The Corporation operates in one segment, being the exploration, evaluation and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	June 30, 2019	December 31, 2018
Assets by geographic segment, at cost
Canada
Current assets	$32,495,399	$29,852,503
Non-current assets	126,471	20,878
	32,621,870	29,873,381
United States
Current assets	951,762	568,264
Non-current assets	71,606,700	71,508,885
	72,558,462	72,077,149
	$105,180,331	$101,950,530

Midas Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the six and three months ended June 30, 2019 and 2018

(Unaudited, expressed in US dollars)

12.         Commitments

a.	Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities.

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect, which is part of the Project, in order to maintain an option to purchase to obtain title to these claims. As at June 30, 2019, the remaining option payments due on the Cinnabar property are $120,000, which will be paid over the next three years. The agreement includes an option to extend up to 20 years.

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q4 2020 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Midas Gold Idaho and eight communities and counties throughout the West Central Mountains region of Idaho.

13.         Subsequent Events

Subsequent to June 30, 2019, the Corporation granted 95,000 stock options with an exercise price of C$0.63 that will expire in five years from the date of grant.